200 Crescent Court, Suite 300 Dallas, Texas 75204 +1 214 746 7700 tel +1 214 746 7777 fax Glenn D. West +1 214 746 7780 gdwest@weil.com

VIA EDGAR TRANSMISSION

AND BY HAND

June 7, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Larry Spirgel, Assistant Director, Division of Corporate Finance

Re:                             LIN Media LLC

Amendment No. 1 to Registration Statement on Form S-4

Filed on May 8. 2013

File No. 333-188297

Dear Mr. Spirgel:

On behalf of our client, LIN Media LLC (“LIN Media” or the “Company”), please find responses to the comments of the staff of the Securities and Exchange Commission (the “Staff”) to LIN Media (File No. 333-188297) of May 29, 2013 with regard to the above captioned Registration Statement on Form S-4 filed by the Company on May 2, 2013, as amended by Amendment No. 1 filed on May 8, 2013 (as amended, the “Registration Statement”).

The Company is filing concurrently with this letter an amendment to the Registration Statement (“Amendment No. 2”), which includes revisions to the Registration Statement in response to the Staff’s comments and generally updates the information contained therein. Courtesy packets containing a copy of this letter and marked copies of Amendment No. 2 showing changes to the Registration Statement filed on May 8, 2013 will be physically delivered to each member of the Staff referenced in your letter dated May 29, 2013. Each of the page numbers referenced in our responses below corresponds to the page numbers in the courtesy marked copies of Amendment No. 2 that are being delivered to your office.

These courtesy marked copies show additions and deletions from the amended Registration Statement filed on May 8, 2013.

Set forth below in bold are comments from the Staff’s letter.  Immediately below each of the Staff’s comments is the Company’s response to that comment.  For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.

Questions and Answer, page 1

1.              Please include disclosure in both your “Questions and Answers” and “Summary” sections discussing that the merger may not be completed and also that, due to various reasons, you may not realize the anticipated benefits of the merger. We note your risk factor disclosure on pages 18-20. In addition, in your revised disclosure, please discuss that for each added $1.00 per share that your class A common stock price exceeds approximately $12.15 upon the effective time of the merger, you expect to incur cash income taxes related to the merger of approximately $20 million. We note your disclosure on page 51.

In response to the Staff’s comment, the disclosures in the Registration Statement in the sections entitled “Questions and Answers” (pages 3 and 5) and “Summary” (pages 11 and 12) of Amendment No. 2 have been revised to include the requested disclosure.

 What constitutes a quorum for the LIN Corp. special meeting?, page 7

2.              We note the LIN Corp. class C common stock is entitled to 70% of the voting power on all matters submitted to a vote of holders of LIN Corp. class A common stock and LIN Corp. class C common stock. Please clarify whether the class C common shareholders as a class by itself, given its 70% voting power, may constitute a quorum for the LIN Corp. special meeting.

In response to the Staff’s comment, the disclosures in the Registration Statement on pages 7 and 43 of Amendment No. 2 have been revised to clarify that a quorum for the special meeting requires the holders of a majority in voting power of the outstanding shares of LIN Corp. class A common stock and LIN Corp. class C common stock, voting together, and the holders of a majority in voting power of the outstanding shares of LIN Corp. class B common stock, voting separately, in each case, entitled to vote on a matter and present in person or represented by proxy.

Reasons for the merger Transaction, page 11

3.              Revise your disclosure in this section, and throughout your prospectus, to provide the deferred tax gain recognized by LIN Corp. pursuant to the series of transactions related to the sale by one of LIN Corp.’s subsidiaries of its 20.38% interest in Station Venture. In addition, disclose the portion of the deferred tax gain which was recognized as ordinary income.

In response to the Staff’s comment, the disclosures in the Registration Statement on pages 11, 12 and 48 of Amendment No. 2 have been revised to include the amount of deferred tax gain recognized in the sale of LIN Corp.’s indirect interest in Station Venture, including the portion of such deferred tax gain recognized as ordinary income.

Material U.S. Federal Income Tax Consequences of the Merger, page 13

4.              Provide the basis for your disclosure that LIN Corp. expects the tax basis in its shares of LIN Television will exceed the fair market value of such shares at the time of the merger, and thus expects to recognize a tax loss.

In response to the Staff’s comment, the disclosure in the Registration Statement on page 14 of Amendment No. 2 has been revised to describe the determination of LIN Corp.’s basis in its shares of LIN Television and the rationale for the expectation that it will recognize a tax loss as a result of the merger.

Risk Factors, page 18

5.              Revise this risk factor disclosure to briefly discuss the certain cost and capital expenditure reduction initiatives LIN Corp. could take in 2013 and 2014 that would allow it to generate sufficient cash flows to fund its operations, the tax liabilities associated with the Station Venture Sale Transaction and related interest and penalties and to maintain compliance with the financial covenants under its debt obligations into 2014.

In response to the Staff’s comment, the disclosure in the Registration Statement on page 20 of Amendment No. 2 has been updated to describe certain potential cost and capital expenditure reduction initiatives that LIN Corp. may undertake in 2013 and 2014 if the merger is not completed.

6.              Further, please clarify your disclosure in the second bullet point on page 19. For example, disclose a threshold market price the LIN Corp. class A common stock may decline to in order for the market price to reflect an assumption that the merger will be completed.

In response to the Staff’s comment, the disclosure in the Registration Statement on page 20 of Amendment No. 2 has been revised to clarify that the market price of the LIN Corp. class A common stock may decline if the merger is not completed, including by providing that the market price may decline to pre-merger announcement levels.

Cautionary Statement Regarding Forward-Looking Statements, page 39

7.              Please note that reliance upon the safe harbor protections for forward-looking statements under the Private Securities Litigation Reform Act is not permitted in initial public offerings, which we consider this to be. Please either delete any references to the Private Securities Litigation Reform Act or make clear that the safe harbor does not apply to you.

In response to the Staff’s comment, the disclosure in the Registration Statement on page 40 of Amendment No. 2 has been revised to remove the reference to safe harbor protections for forward-looking statements under the Private Securities Litigation Reform Act.

Background to the Merger, page 52

8.              Please briefly discuss why Comcast and GE’s initial proposal submitted to LIN Corp.’s management on December 7, 2012 was unacceptable to LIN Corp, and discuss the revised terms of the transaction involving Station Venture negotiated over the course of the next five weeks that resulted in the parties agreeing to a mutually acceptable transaction.

In response to the Staff’s comment, the disclosure in the Registration Statement on page 55 of Amendment No. 2 has been updated to clarify why the Comcast and GE’s initial proposal submitted on December 7, 2012 was unacceptable to LIN Corp.

9.              Clarify your disclosure on page 55 to discuss the “procedure” that was established to determine the independence of each member of the board of directors for the consideration of the Sale Transaction with NBC, GE and Comcast regarding Station Venture and the merger.

In response to the Staff’s comment, the disclosure in the Registration Statement on page 56 of Amendment No. 2 has been revised to describe the procedure implemented to determine that there were not any conflicts of interests by any member of LIN Corp.’s board of directors that would preclude the independence of such member from considering the transactions.

10.       Please revise your disclosure to briefly discuss the certain financial information relating to the Sale Transaction and the merger that was reviewed by a representative of Deutsche Bank, Mr. Schmaeling and the board of directors of LIN Corp. at the special meeting on January 23, 2013.

In response to the Staff’s comment, the disclosure in the Registration Statement on page 56 of Amendment No. 2 has been revised accordingly.

11.       Revise your disclosure on page 55 to identify the certain transactions in which U.S. public companies completed similar reorganization transactions that were taxable to such companies’ stockholders.

In response to the Staff’s comment, the disclosure in the Registration Statement on page pages 56 and 57 of Amendment No. 2 has been revised to list certain prior structuring transactions that were taxable to the stockholders of US companies.

Recommendation of LIN Corp.’s Board of Directors Regarding the Merger, page 57

12.       Please revise your disclosure to provide a separate subsection with heading, discussing the negative or potentially negative factors your board of directors considered in approving the merger.

In response to the Staff’s comment, the disclosure in the Registration Statement on page 59 of Amendment No. 2 has been revised as requested.

If you have any questions or would like to discuss any of the responses, please do not hesitate to call Glenn West (214-746-7780) or P.J. Himelfarb (214-746-7811) or, if more convenient, contact us via e-mail (gdwest@weil.com or pj.himelfarb@weil.com).

Sincerely,

/s/ Glenn D. West

Glenn D. West

cc:	Denise M. Parent
Senior Vice President Chief Legal Officer
LIN Media LLC

P.J. Himelfarb
Partner
Weil, Gotshal & Manges LLP